UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

BROADCASTER, INC.

(formerly International Microcomputer Software, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

459862306

(CUSIP Number)

Martin R. Wade, III

9201 Oakdale Avenue

Suite 200

Chatsworth, CA 91311

(323) 988-0754

With copies to:

Harris Cramer LLP

1555 Palm Beach Lakes Blvd., Suite 310

West Palm Beach, FL 33401

Attention: Michael D. Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459862306	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Martin R. Wade, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 246,667(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 246,667(1)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,667(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
14	TYPE OF REPORTING PERSON* IN -- Individual.

———————

(1)

The shares are issuable in connection with options to purchase 246,667 shares of common stock which are exercisable within 60 days of the filing of this Schedule 13D.  This number does not include shares of common stock issuable in connection with 3,550,000 unvested options which are not exercisable within 60 days of the filing of this Schedule 13D.

(2)

Based upon an aggregate of 72,635,210 shares of common stock outstanding as of February 2, 2007 and 246,667 stock options which are exercisable within 60 days of the filing of this Schedule 13D. The 72,635,210 shares include 7,450,000 shares authorized for issuance at the February 1, 2007 meeting of the Board of Directors of Broadcaster, Inc.

CUSIP No. 459862306	13D	Page 3 of 6 Pages

This Amendment No. 1 to Schedule 13D is being filed by Martin R. Wade, III. Mr. Wade filed an original Schedule 13D dated September 14, 2006 (the “Original 13D”). Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Original 13D.

Item 4 is amended and restated as follows:

Item 4.

Purpose of the Transaction.

In late December 2006, the Broadcaster, Inc. (“Broadcaster”) Board of Directors approved an amendment to the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) through which the definition of revenue was amended to include not only revenue under Generally Accepted Accounting Principles but also the number of monthly unique visitors on Broadcaster’s website, www.broadcaster.com, as measured by Google Analytics multiplied by $1.00. The original Merger Agreement simply referenced achieving cumulative revenue of $20 million beginning May 1, 2005.  The first target date was June 30, 2006.  Under the Merger Agreement, if Broadcaster achieved $20 million of cumulative revenue six month following, i.e., December 31, 2006, the former AccessMedia shareholders were entitled to receive 7,000,000 shares of Common Stock as an earn-out payment. The Merger Agreement was formally amended on January 4, 2007, effective as of December 29, 2006.

At a meeting of the Broadcaster Board of Directors on February 1, 2007, the Board of Directors concluded that the first revenue target of $20 million had been exceeded as of December 31, 2006.  Accordingly, Broadcaster agreed to issue 7,000,000 additional shares of Common Stock to former shareholders of AccessMedia Networks, Inc. (“AccessMedia”).  In addition, one of the former AccessMedia shareholders controls a company which will receive 350,000 additional shares under a Consulting Agreement in which it receives an additional 5% of any shares issued to the former AccessMedia shareholders under the Merger Agreement. Broadcaster also agreed to issue, pursuant to the services agreement with its investor relations firm, 100,000 shares of common stock to the chairman of that firm.

With the issuance of these additional shares, the former AccessMedia shareholders now own a majority of Broadcaster Common Stock.  Accordingly, the two voting agreements previously in existence  automatically terminated.  Under the voting agreements, Mr. Wade may have been deemed a beneficial owner of the shares of Broadcaster Common Stock owned by the former AccessMedia shareholders, and the other parties to the agreements.  With the termination of the voting agreements, that deemed beneficial ownership has ended.

Item 5 is amended and restated as follows:

Item 5.

Interest in Securities of the Issuer.

(a), (b)

Mr. Wade is the beneficial owner of 246,667 shares of Common Stock issuable upon the exercise of options, which are exercisable within 60 days of the filing of this Schedule 13D. Mr. Wade has the sole power to sell these options or the shares of Common Stock following exercise and vote the shares of Common Stock following exercise.  This includes 200,000 vested options but does not include 3,550,000 unvested options granted to Mr. Wade pursuant to his Employment Agreement with Broadcaster.

Mr. Wade entered into the Employment Agreement with Broadcaster on December 12, 2005.  Execution of this Employment Agreement was a condition of closing of the Merger.  As a result of some internal confusion, the Broadcaster Board of Directors did not approve this Employment Agreement until September 12, 2006.  Under Delaware law, the Board of Directors was required to approve the grant to Mr. Wade of options to purchase Broadcaster Common Stock. The exercise price of the options is $0.95 per share, which was the closing price of the Broadcaster Common Stock on the day of Board approval.  Of these options, 200,000 vested immediately and the balance vest upon Broadcaster meeting agreed-upon revenue targets.

Because the voting agreements referenced in Item 4, have terminated, Mr. Wade is no longer deemed by Rule 13d-5(b)(1)of the Act to be the beneficial owner of all shares of Broadcaster Common Stock beneficially owned by each party to the voting agreements.

CUSIP No. 459862306	13D	Page 4 of 6 Pages

As a result of the above, Mr. Wade has beneficial ownership only of  the 246,667 shares of Common Stock, which are issuable when he exercises vested options.

Mr. Wade has his business address at 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311. Mr. Wade’s principal occupation is chief executive officer of Broadcaster. Mr. Wade is a citizen of the United States.

During the past five years Mr. Wade has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years Mr. Wade was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

Except as described in this Schedule 13D, Mr. Wade did not engage in any transactions in shares of Common Stock during the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6 is amended and restated as follows:

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth below, to the best knowledge of Mr. Wade, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wade and any person with respect to any securities of Broadcaster, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Lock-Up Agreement

In connection with the Merger Agreement, Mr. Wade and certain other parties entered into an lock-up agreement (the “Lock-Up Agreement”), pursuant to which he agreed not to sell, offer, pledge, contract to sell or any similar transaction, any Common Stock owned by him for a period of 12 months following the closing of the Merger. Once sold, the voting restrictions imposed by the Lock-Up Agreement lapse as to the shares sold.

Each stockholder who signed the Lock-Up Agreement may sell up to 2% of the Broadcaster Common Stock owned by such stockholder in each 60 day period during the 12 month period. In addition, the number of shares of Common Stock that may be sold during any 60 day period may be increased above 2% at the discretion of Baytree Capital Associates, LLC if (i) Baytree determines in good faith that such sales will not have an adverse effect on the market for Common Stock, and (ii) such increase applies on a pro rata basis to each stockholder who has executed the Lock-Up Agreement.

The foregoing summary of the Lock-Up Agreement is qualified by reference to the form of Lock-Up Agreement included as Exhibit 4 to the Original 13D and incorporated herein in its entirety by reference.

CUSIP No. 459862306	13D	Page 5 of 6 Pages

Item 7 is amended and restated as follows:

Item 7.

Material to be filed as Exhibits.

The following documents are filed as exhibits:

1.

Amended and Restated Agreement and Plan of Merger (1)

2.

Form of Parent Voting Agreement(2)

3.

Form of Company Voting Agreement(3)

4.

Form of Lock-Up Agreement(4)

5.

Amendment to the Amended and Restated Agreement and Plan of Merger(5)

———————

(1)

Incorporated by reference to Exhibit 2.1 to Broadcaster’s current report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2006.

(2)

Incorporated by reference to Exhibit 10.1 to Broadcaster’s current report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006. The actual title of this Agreement is Parent Voting Agreement.

(3)

Incorporated by reference to Exhibit B to Exhibit 2.1 to the Broadcaster’s current report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2005.The actual title of this Agreement is Company Voting Agreement.

(4)

Incorporated by reference to Exhibit 4 of Broadcaster’s Schedule 13D filed with the Securities and Exchange Commission on September 14, 2006.

(5)

Incorporated by reference to Exhibit 10.1 of Broadcaster’s current report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2007.

CUSIP No. 459862306	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007

By:	/s/ MARTIN R. WADE, III
Martin R. Wade, III

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).